Exhibit 99.1

Nvni Group Limited Receives Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

New York, November 15th, 2024 - Nvni Group Limited (Nasdaq: NVNI) (“Nuvini”) today announced that it has received a staff determination letter (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") on November 12, 2024. The Determination Letter states that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”).

On November 15, 2024, the Company submitted a timely appeal of the delisting determination to the Nasdaq Hearings Panel (the "Panel") in accordance with Nasdaq’s procedures. Under Nasdaq Listing Rules, the request for a hearing automatically stays the suspension of the Company’s securities for 15 days. Additionally, the Company intends to request an extended stay, allowing its securities to remain listed and traded under the ticker symbol “NVNI” during the appeal process and any extension period granted by the Panel.

The Company is actively working to complete and file its 2023 Annual Report with the U.S. Securities and Exchange Commission (the “SEC”) as quickly as possible. However, there is no assurance that the Panel will grant the Company’s request for an extended stay or that it will determine the Company has regained compliance with all Nasdaq listing requirements.

The Determination Letter does not impact the Company’s business operations or its reporting obligations with the SEC. Nvni Group remains committed to resolving this matter promptly and keeping its shareholders informed of any updates regarding its Nasdaq listing status.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America's leading acquirer of B2B SaaS businesses. Focused on profitable companies with recurring revenue and growth potential, it fosters an entrepreneurial environment to help its acquisitions deliver mission-critical solutions and achieve industry leadership. Its long-term strategy emphasizes value creation through partnerships with existing management.

For more information, visit www.nuvini.co

For further information or media inquiries regarding this partnership, please contact:

Nuvini Investor and Media Contact
Camilla Carrapatoso

ir@nuvini.co